Exhibit 16.1
April 7, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated April 7, 2006, of Quovadx, Inc. and are in agreement with the statements contained in section (a)(1), paragraphs (ii) and (iv) therein. We have no basis to agree or disagree with other statements of the registrant in section (a)(1), paragraphs (i), (iii), or section (a)(2) contained therein in.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in paragraph (a)(1)(iv) therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.
Ernst & Young LLP